Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated February 9, 2007 with respect to the consolidated financial statements of Labopharm Inc. included in this Annual Report (Form 40-F) for the year ended December 31, 2006.

Montreal, Canada	/s/ Ernst & Young
March 27, 2007	Chartered Accountants